UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 29, 2022, ADC Therapeutics SA (the “Company”) announced that the first patient has been dosed in LOTIS-7, a Phase 1b clinical trial evaluating ZYNLONTA® in combination with other anti-cancer agents in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. The first arm of the LOTIS-7 open-label, multi-center, multi-arm Phase 1b trial will evaluate the safety and activity of ZYNLONTA in combination with polatuzumab vedotin in patients with relapsed or refractory B-cell non-Hodgkin lymphoma, including diffuse large B-cell lymphoma, high grade B-cell lymphoma, follicular lymphoma, mantle cell lymphoma, marginal zone lymphoma, and Burkitt lymphoma. The trial will include multiple arms in two parts – a dose escalation part and a dose expansion part.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 29, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel